Exhibit 99.1

GasLog Partners LP Announces Acquisition Of GasLog Greece From
GasLog Ltd. For $219 Million

MONACO — March 23, 2017 — GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE:GLOG) (“GasLog”) announced today that they have entered into an agreement for the Partnership to purchase from GasLog 100% of the shares in the entity that owns and charters GasLog Greece (the “Acquisition”). The aggregate purchase price for the Acquisition will be $219 million, which includes $1 million for positive net working capital balances to be transferred with the vessel. GasLog Partners expects to finance the acquisition with cash on hand, including proceeds from its recent equity offering, and the assumption of $151 million of GasLog Greece’s existing debt. The Acquisition is expected to close in the second quarter of 2017 and is subject to satisfaction of certain customary closing conditions. The Board of Directors of GasLog, the Board of Directors of GasLog Partners (the “Board”), and the Conflicts Committee of the Board have approved the Acquisition.

GasLog Greece is a 174,000 cubic meter tri-fuel diesel electric liquefied natural gas (“LNG”) carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a long-term time charter with a wholly owned subsidiary of Royal Dutch Shell plc (“Shell”) through March 2026. Shell has the option to extend the charter for a further five years.

The Partnership believes the Acquisition will be immediately accretive to unitholder distributions and consistent with its strategy to grow cash distributions through dropdown and third-party acquisitions. GasLog Partners estimates that, assuming full utilization, GasLog Greece will add approximately $24 million to EBITDA(1) and $13 million to distributable cash flow(1) in the first 12 months after closing. Accordingly, the Acquisition purchase price represents a multiple of approximately 9.1x estimated EBITDA.

Upon closing, the Acquisition will be supportive of GasLog Partners’ guidance to grow unitholder distributions at a 10% to 15% compound annual rate since IPO. In conjunction with today’s announcement, the Partnership affirms this growth guidance, which would result in an annualized distribution of $2.09 per unit or higher by the fourth quarter of 2017.

Andy Orekar, Chief Executive Officer of GasLog Partners, stated, “I am very pleased to announce the Partnership’s fourth accretive dropdown transaction. Acquiring this strategically attractive vessel and its charter to Shell with nine years remaining highlights GasLog Partners’ differentiated business model, which provides cash flow stability with growth through acquisitions. The Acquisition expands the Partnership’s fleet to ten wholly owned LNG carriers, extends our average remaining charter duration and significantly increases our EBITDA and distributable cash flow. After closing the Acquisition, GasLog Partners will have a dropdown pipeline of twelve vessels, providing a visible path to future distribution increases.”

Paul Wogan, Chief Executive Officer of GasLog, stated, “I am delighted that we continue to execute on our strategy of dropping vessels into GasLog Partners and recycling the capital to GasLog. The proceeds from the sale, which values GasLog Greece at a premium to book value, will strengthen our balance sheet and provide further funding for future profitable growth. We also benefit from increases in GasLog Partners’ distribution through our unit ownership and incentive distribution rights, which should continue to enhance our cash flow, growth prospects and valuation. Based on the Partnership’s growth guidance, GasLog’s annualized distributions received from GasLog Partners are expected to equal approximately $25 million or higher by the fourth quarter of 2017.”

(1)EBITDA and distributable cash flow are non-GAAP financial measures. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA and distributable cash flow.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. Upon closing of the Acquisition, GasLog Partners’ fleet will consist of ten LNG carriers with an average carrying capacity of approximately 152,000 cbm, each of which has a multi-year time charter. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. Upon closing of the Acquisition, GasLog’s consolidated fleet will include ten LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog and GasLog Partners expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in GasLog’s Annual Report on Form 20-F filed with the SEC on March 1, 2017 and the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017 and the Prospectus Supplement filed with the SEC on January 25, 2017. Copies of both Annual reports, the Partnership’s Prospectus Supplement, as well as subsequent filings are available at http://www.sec.gov.

GasLog and GasLog Partners undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

EXHIBIT I

Non-GAAP Financial Measures

EBITDA and distributable cash flow

EBITDA is defined as earnings before interest income and expense, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Distributable cash flow with respect to any quarter means EBITDA after considering financial costs for the period, excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP.

For the entities owning GasLog Greece, estimated EBITDA and distributable cash flow for the first 12 months of operation following the completion of the Acquisition is based on the following assumptions:

•	closing of the Acquisition in the second quarter of 2017 and timely receipt of charter hire specified in the charter contracts;
•	utilization of 363 days per year and no drydocking;
•	vessel operating and supervision costs and charter commissions per current internal estimates; and
•	general and administrative expenses based on management’s current internal estimates.

GasLog and GasLog Partners consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual EBITDA and distributable cash flow for the entities owning the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of management, was prepared on a reasonable basis and reflects the best currently available estimates and judgments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this press release are cautioned not to place undue reliance on the prospective financial information. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com